Mail Stop 4561

February 13, 2009

Orlando Junhiti Narita
President
Global Club, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Global Club, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 23, 2009**
> **File No. 333-153385**

Dear Mr. Narita:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Part II. Item 16. Exhibits and Financial Statement Schedules, page 54

1.   Please provide a currently dated auditor's consent as well as an updated legal opinion.

*   *   *   *   *

You may contact Jan Woo, Staff Attorney, at (202) 551-3453. If you need further assistance, you may contact me at (202) 551-3462. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via Facsimile 206-260-0111
        Thomas E. Puzzo
        Law Offices of Thomas E. Puzzo